SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1st, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Finance Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated November 1st, 2004 (GRUPO TMM REPORTS THIRD-QUARTER AND FIRST NINE-MONTH 2004 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Press Release dated November 1st, 2004 (GRUPO TFM AND SUBSIDIARIES REPORT THIRD QUARTER AND NINE MONTHS 2004 RESULTS)
EXHIBIT 99.3 :	Brief Description of Notices to CNBV and BMV of Consolidated Financial Statements for the Third Quarter 2004.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Finance Director and Treasurer	312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM REPORTS THIRD-QUARTER
AND FIRST NINE-MONTH 2004 FINANCIAL RESULTS

 •  Improved revenues at TFM, Specialized Maritime, Ports and Logistics
 •  Operating income impacted by 39 percent rise in fuel costs and continuing sluggish automobile sector

(Mexico City, October 28, 2004) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”) a Mexican multi-modal transportation and logistics Company and owner of the controlling interest in Mexico’s busiest railway, TFM, reported revenues from consolidated operations of $236.8 million for the third quarter of 2004, compared to $230.1 million for the same period of 2003. Improved revenues were reported at TFM (without Tex Mex), Specialized Maritime, Ports and Logistics operations. Affected primarily by a 39 percent increase in fuel costs during the third quarter, consolidated operating income decreased $1.8 million, from $35.7 million in 2003 to $33.9 million in 2004. Net profit for the quarter was $13.5 million, or $0.24 per share, compared to a loss of $29.9 million, or $0.53 per share, for the prior-year period. Net results for the 2004 third quarter included a $17.0 million gain from the recognition of a recent tax ruling in favor of the Company. Net results in the 2003 third quarter included one-time charges totaling $10.9 million and included employee severance costs, amortization of warrants and a net book loss from the sale of a vessel. Third-quarter 2004 selling, general and administrative (SG&A) costs, including restructuring charges, decreased $1.2 million, or 13.8 percent, compared to the same period of last year and reflected employee overhead reductions and cost savings associated with the completion of the Company’s debt restructuring.

For the first nine months of 2004, revenues from consolidated operations were $696.9 million, compared to $678.0 million for the same period of 2003. Improved revenues were reported at all divisions. Consolidated operating income in the period improved $2.1 million, from $97.3 million in 2003 to $99.4 million in 2004, in spite of 25 percent higher fuel costs in the 2004 period. Net results for the 2004 first nine months improved $10.1 million from the year-earlier period. As noted above however, results for the first nine months of 2004 included a favorable tax ruling and for the 2003 period included one-time charges totaling $10.9 million. SG&A costs, including restructuring charges, in the first nine months of 2004 decreased $4.2 million, or 14.8 percent, over the prior-year period.

As anticipated, the Company continued to benefit from improving trade growth on the NAFTA corridor. During 2004, Mexican trade in the manufacturing sector grew 15.7 percent in the third quarter and 13.5 percent during the first nine months compared to the prior year. This growth was reflected in an increase in the Company’s volume and revenues, beginning in March, compared to last year. The Company believes that trade growth should continue to improve in the remainder of 2004.

At TFM (without Tex Mex), 2004 third-quarter results reflected continued growth and improvement in NAFTA. Overall revenues and volume grew 5.1 percent and 12.0 percent in the third quarter, and 3.0 percent and 5.3 percent in the first nine months, respectively, over the prior-year periods. Third quarter 2003 revenues included a one-time cancellation of an incentive that did not require payment. Third-quarter and year-to-date revenues were negatively impacted approximately $10.5 million as a result of a decline in automobile segment revenues and by year-to-date peso devaluations totaling 4.5 percent.

The following chart reflects the rail division’s segment results, comparing the third quarter and first nine months of 2004 with the same periods of 2003:

	Third - Quarter Percent Revenues Charge	Year - To - Date Percent Revenues Charge
Chemical	1.5%	13.1%
Industrial	13.7%	4.6%
Cement, Metal and Minerals	13.9%	9.7%
Agroindustrial	8.9%	2.2%
Intermodal	5.6%	-5.8%
Automobile	-10.6%	-8.5%

Operating profit at TFM decreased $2.1 million in the quarter, impacted by a $5.6 million increase in fuel costs. Fuel costs increased approximately 39 percent in the third quarter and 25 percent year-to-date over the prior-year periods. TFM’s operating ratio (without Tex Mex) was 80.4 percent for the quarter. As of September 30, TFM’s outstanding debt balance declined $58.7 million compared to December 31, 2003. On October 22, Standard & Poor's removed TFM from creditwatch and maintained its long-term credit rating at B.

At Specialized Maritime, which provides international and coastal maritime transportation services for liquid cargoes, harbor towing, and logistical support to the oil production and exploration sectors, revenues improved 15.4 percent in the third quarter and 13.3 percent in the first nine months of 2004, as compared to both periods in 2003. As a consequence, operating results increased $0.8 million in the third quarter and $6.1 million in the first nine months of 2004 as compared to the prior year. Results were positively impacted by increased supply ship and product tanker rates and by significant declines in SG&A costs throughout the year. Increased costs, primarily in parcel tankers related to recent hurricane activity in the Gulf of Mexico, negatively impacted quarterly results.

In the Ports and Terminals division, revenues and operating profit were affected by normal seasonal trends. Fourth-quarter 2004 results are expected to incorporate improved cruise ship activity consistent with the first and second quarters of this year. This division represents approximately three percent of the Company’s total revenues.

In the Logistics division, all key factors for performance improved in spite of the continued effects of the struggling automobile sector, which impacted terminals, auto services yards, trucking and intermodal services throughout the country. The Logistics division has entered into an important comprehensive supply chain management agreement with Ford Motor Company, excluding Land Rover and Jaguar. The contract allows TFM and TMM Logistics to manage integrated domestic distribution of all finished vehicles, including imports to dealers, mixing centers, exports and local Mexican moves. This agreement is anticipated to produce Company revenues of $25 to $27 million per year. In the trucking division, operating cost reductions should be achieved in future periods from the truck fleet renewal program currently underway.

Javier Segovia, president of Grupo TMM, said, “We accomplished several important steps in the third quarter. I believe we have much to be proud of. While the restructuring of TMM’s debt was challenging, the successful completion of the bond exchange at the levels we achieved allowed us to conclude our restructuring outside of a court proceeding and to give TMM the financial flexibility needed to move forward with a new strategy for increasing value and providing healthy returns to our investors.

“Additionally during the quarter, TMM and Kansas City Southern completed important strides in our efforts to complete a transaction concerning TFM. The sale of 51 percent of TFM’s interest in Mexrail to Kansas City Southern will make our TFM partner a stronger U.S. rail carrier to the border once the transaction is approved. The sale allows three north-of-the-border carriers to be more competitive to and from the Laredo Bridge.

“Furthermore,” Segovia continued, “the Mexican Foreign Investment Commission authorized Kansas City Southern's proposed acquisition of TMM's interest in TFM. Combined with the Mexican Federal Competition Commission’s extension of Kansas City Southern's approval to purchase TMM's interest in TFM for an additional 180 days, all Mexican regulatory barriers have been removed. The partners have also agreed to extend the current deadline under the April 20, 2003, Acquisition Agreement until June 15, 2005, to provide additional time to complete a transaction. The Company continues to seek an equitable transaction process as expeditiously as possible.

“Finally, results across all divisions improved in the quarter and nine-month periods despite the continued sluggishness of the automobile sector and the unprecedented rise in fuel costs. Improving trade growth along the NAFTA corridor and new contracts at Logistics, Ports and Specialized Maritime translated into strong revenues and volume growth at TMM. Stronger operations and reduced expenses are expected to continue across all business units for the remainder of 2004 and into 2005, providing enhanced value for our shareholders.”

DIVISIONAL RESULTS (Under Continuing Operations) (*All numbers in thousands*)

Third Quarter 2004

	Railroad	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	174,492	7,606	33,130	25,014	(3,401)	236,841

Costs	141,192	7,231	28,488	21,769	(3,409)	195,271

Gross Result	33,300	375	4,642	3,245	8	41,570

Gross Margin	19.1%	4.9%	14.0%	13.0%	0.2%	17.6%

SG & A (Estimate)	430	866	1,201	1,386	3,798	7,681

Operating Results	32,870	(491)	3,441	1,859	(3,790)	33,889

Operating Margin	18.8%	(6.5%)	10.4%	7.4%	(111.4%)	14.3%

* Third Quarter 2003

	Railroad	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	178,246	4,934	28,718	23,070	(4,895)	230,073

Costs	141,147	4,150	23,940	21,216	(5,030)	185,423

Gross Result	37,099	784	4,778	1,854	135	44,650

Gross Margin	20.8%	15.9%	16.6%	8.0%	2.8%	19.4%

SG & A (Estimate)	1,119	664	2,100	1,480	3,552	8,915

Operating Results	35,980	120	2,678	374	(3,417)	35,735

Operating Margin	20.2%	2.4%	9.3%	1.6%	(69.8%)	15.5%

First Nine Months 2004

	Railroad	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	526,915	18,998	95,949	69,121	(14,038)	696,945

Costs	428,618	16,902	81,836	60,156	(13,999)	573,513

Gross Result	98,297	2,096	14,113	8,965	(39)	123,432

Gross Margin	18.7%	11.0%	14.7%	13.0%	(0.3%)	17.7%

SG & A (Estimate)	2,348	2,559	3,271	3,977	11,855	24,010

Operating Results	95,949	(463)	10,842	4,988	(11,894)	99,422

Operating Margin	18.2%	(2.4%)	11.3%	7.2%	(84.7%)	14.3%

* First Nine Months 2003

	Railroad	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	523,365	15,990	84,661	67,245	(13,236)	678,025

Costs	420,263	12,887	72,547	60,204	(13,390)	552,511

Gross Result	103,102	3,103	12,114	7,041	154	125,514

Gross Margin	19.7%	19.4%	14.3%	10.5%	1.2%	18.5%

SG & A (Estimate)	3,200	2,162	7,346	3,249	12,231	28,189

Operating Results	99,902	941	4,768	3,792	(12,077)	97,325

Operating Margin	19.1%	5.9%	5.6%	5.6%	(91.2%)	14.4%

* Discontinued and restated operations

DEBT RESTRUCTURING
In August, the Company announced that all of the conditions of its debt exchange offer and consent solicitation for its 9½ percent Senior Notes due 2003 and its 10¼ percent Senior Notes due 2006 were satisfied, supported by 96.5 percent of the 2003 notes and by 98.6 percent of the 2006 notes. The Company accepted all of the tendered 2003 notes and 2006 notes for exchange and has issued its new Senior Notes due 2007 in exchange for the tendered notes. The Company additionally received sufficient consents from holders of the 2006 notes to effect the proposed amendment to the indenture governing the 2006 notes, which removed substantially all of the restrictive covenants of that indenture. Untendered 2003 notes were redeemed for cash on the closing date of the restructuring.

STATUS OF VALUE ADDED TAX (VAT) LAWSUIT AND MEXICAN GOVERNMENT PUT

VAT LAWSUIT
On January 19, 2004, the Mexican Treasury delivered to TFM a VAT Certificate representing the historical claim amount of approximately $195 million as of that date, but excluding additional amounts due to TFM from the effects of inflation and interest accrued on the original claim amount. The Company immediately filed with the Fiscal Court an appeal requesting the inclusion of inflation and interest in the amount due. On January 20, 2004, the Mexican Fiscal Administration Service placed an attachment to the VAT Certificate, stating that the documents that support the value of the VAT Certificate did not comply with applicable tax requirements.

The Fiscal Court voted against TFM’s claim. The Company then filed in the Fourth Circuit Court an appeal to overrule the Fiscal Court decision consistent with previous high court rulings and is awaiting the high court’s ruling in this matter. Additionally, the Company has requested a total review of the action taken by the Fiscal Court by a federal judge of the Seventh District Court. The Company believes that TFM’s claim to have the VAT certificate updated for interest and inflation accruals will be upheld by Mexico’s legal system. Details on the VAT litigation can be found in previous Company filings and quarterly reports.

GRUPO TFM PUT
As previously stated Grupo TFM also asked for and received from a federal judge an injunction, which prevented the government from exercising its put option. The ability of the Mexican government to exercise its put option has been suspended indefinitely until the put lawsuit is resolved.

Grupo TFM acknowledged its intention to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its intention to comply, once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM to determine the real value of the remaining shares.

SALE OF MEXRAIL
The Company announced in August the sale of TFM’s shares representing a 51 percent ownership of Mexrail for approximately $32.7 million (before taxes) to Kansas City Southern (KCS). The sale was made on terms substantially similar to those previously agreed to by the parties in April 2003. The Mexrail shares were placed in a voting trust pending regulatory approval by the Surface Transportation Board (STB) of KCS’s common control of Tex-Mex, KCSR, and the Gateway Eastern Railway Company.

Under the terms of the sale, KCS has an exclusive option to purchase the remaining 49 percent of Mexrail between now and no later than October 31, 2005. KCS has agreed to comply with all prior STB rulings concerning the operation of the international rail bridge under the terms of applicable bridge agreements and protocols.

MEXICAN FOREIGN INVESTMENT COMMISSION
On September 15 the Mexican Foreign Investment Commission (FIC) delivered a notice to deny Kansas City Southern’s (KCS) application for authorization of KCS' proposed acquisition of TMM’s interest in TFM, S.A. de C.V. The approval of the FIC is necessary for a foreign Company to become a majority owner of a Mexican-based railway Company. KCS and TMM immediately sought reconsideration of the decision, and as a result on October 6, the FIC authorized KCS’ acquisition of the controlling interest in TFM.

MEXICAN FEDERAL COMPETITION COMMISSION
On October 7, the Mexican Federal Competition Commission (”FCC”) extended its approval for Kansas City Southern to purchase TMM’s interest in TFM for an additional 180 days. The FCC originally authorized the purchase in a ruling dated May 19, 2003, and the new ruling extends that authorization to April 5, 2005.

TMM’s management will discuss earnings and provide a corporate update on Friday, October 29 at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-257-2101 (domestic) or 303-205-0044 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 25304. The Company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through November 5 at 11:59 p.m. EDT, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11011935. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 25304.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit TMM’s web site at www.grupotmm.com and TFM’s web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM’s pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
* Consolidated Statement of Income
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Revenue from freight and services	236.841	230.073	696.945	678.025

Cost of freight and services	(172.678)	(162.406)	(504.160)	(483.265)

Depreciation of vessels and operating equipment	(22.593)	(23.017)	(69.353)	(69.246)

	41.570	44.650	123.432	125.514

Administrative expenses	(7.415)	(8.349)	(23.200)	(25.411)

Corporate reestructuring expenses	(0.266)	(0.566)	(0.810)	(2.778)

Operating Income	33.889	35.735	99.422	97.325

Financial (expenses) income - Net	(47.679)	(39.691)	(132.618)	(125.761)

Exchange gain (loss) - Net	2.404	(8.079)	(1.798)	(12.647)

	(45.275)	(47.770)	(134.416)	(138.408)

Other (expenses) income - Net	15.543	(19.550)	12.598	24.983

Gain (loss) before taxes	4.157	(31.585)	(22.396)	(16.100)

Benefit (provision) for taxes	22.808	(18.436)	25.282	(35.792)

Gain (loss) before minority interest	26.965	(50.021)	2.886	(51.892)

Minority interest	(13.445)	20.091	(13.171)	31.483

Net Income (loss)for the period	13.520	(29.930)	(10.285)	(20.409)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.24	(0.53)	(0.18)	(0.36)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.24	(0.53)	(0.18)	(0.36)

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Consolidated Balance Sheet
- millions of dollars -

	September 30,	December 31,
	2004	2003

Current assets:
Cash and cash equivalents	59.963	74.627

Accounts receivable
Accounts receivable - Net	145.901	138.839

Other accounts receivable	159.967	130.222

Prepaid expenses and others current assets	55.728	36.435

Total current assets	421.559	380.123

Property, machinery and equipment - Net	1,781.795	1,883.006

Other assets	100.092	68.609

Deferred taxes	185.898	146.011

Total assets	2,489.344	2,477.749

Current liabilities:
Bank loans and current maturities of long term liabilities	66.733	566.947

Suppliers	83.425	99.923

Other accounts payable and accrued expenses	216.728	210.294

Total current liabilities	366.886	877.164

Long–term liabilities:
Bank loans and other obligations	1,283.956	748.214

Other long–term liabilities	104.222	120.979

Total long–term liabilities	1,388.178	869.193

Total liabilities	1,755.064	1,746.357

Minority interest	691.376	678.204

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(60.497)	(50.213)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	42.904	53.188

Total liabilities and stockholders’ equity	2,489.344	2,477.749

* Prepared in accordance with International Financial Reporting Standards.

Grupo TMM, S.A. and subsidiaries
* Consolidated Statement of Cash Flow
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Cash flow from operation activities:
Net income (loss) for the period	13.520	(29.930)	(10.285)	(20.409)

Charges (credits) to income not affecting resources:
Depreciation & amortization	26.570	25.726	80.651	81.832

Minority interest	13.445	(20.091)	13.171	(31.483)

Deferred income taxes	(24.085)	17.650	(40.651)	33.453

Other non-cash items	(0.300)	7.881	1.649	(44.238)

Total non-cash items	15.630	31.166	54.820	39.564

Changes in assets & liabilities	18.852	15.639	7.818	(0.238)

Total adjustments	34.482	46.805	62.638	39.326

Net cash provided by operating activities	48.002	16.875	52.353	18.917

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.732	6.876	1.730	7.254

Payments for purchases of assets	(11.106)	(16.420)	(41.337)	(53.675)

Sale of subsidiarie, net of cash sold				32.640

Proceeds from discontinued business (net)	31.723	(32.000)	31.723	95.765

Dividends paid to minority partners		(8.000)		(8.000)

Net cash provided (used in) by investment activities	21.349	(49.544)	(7.884)	73.984

Cash flow provided by financing activities:

Short-term borrowings (net)	(35.374)	(1.391)	(43.937)	(18.090)

Principal payments under capital lease obligations	(0.286)	(0.396)	(0.385)	(0.811)

(Repurchase) sale of accounts receivable (net)	(10.423)	4.593	3.670	(32.719)

Repayment of long-term debt	(17.986)	(18.534)	(18.481)	(76.029)

Proceeds from issuance of long-term debt		30.000		30.000

(Paid) Proceeds from convertible notes				(13.295)

Net cash (used in) provided by financing activities	(64.069)	14.272	(59.133)	(110.944)

Net increase (decrease) in cash	5.282	(18.397)	(14.664)	(18.043)

Cash and cash equivalents at beginning of the period	54.681	62.209	74.627	61.855

Cash and cash equivalents at end of the period	59.963	43.812	59.963	43.812

* Prepared in accordance with International Financial Reporting Standards.

Note:In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Statement of Income (without Railroad)
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Revenue from freight and services	65.469	56.732	183.220	167.908

Cost of freight and services	(56.101)	(47.502)	(153.969)	(139.842)

Depreciation of vessels and operating equipment	(1.101)	(1.681)	(4.117)	(5.655)

	8.267	7.549	25.134	22.411

Administrative expenses	(6.984)	(7.229)	(20.851)	(22.211)

Corporate reestructuring expenses	(0.266)	(0.566)	(0.810)	(2.778)

Operating Income (loss)	1.017	(0.246)	3.473	(2.578)

Financial (expenses) income - Net	(19.519)	(11.905)	(48.690)	(42.357)

Exchange gain (loss) - Net	0.066	(0.910)	(0.006)	(2.527)

	(19.453)	(12.815)	(48.684)	(44.884)

Other (expenses) income - Net	17.304	(3.548)	20.901	50.086

(Loss) gain before taxes	(1.132)	(16.609)	(24.310)	2.624

Benefit for taxes	7.414	0.459	9.745	1.988

Gain (loss) before minority interest	6.282	(16.150)	(14.565)	4.612

Minority interest	(1.135)	(0.012)	(2.731)	(1.941)

Net(loss)income before results for investment in TFM	5.147	(16.162)	(17.296)	2.671

Interest in TFM	8.373	(13.768)	7.011	(23.080)

Net Income (loss)for the period	13.520	(29.930)	(10.285)	(20.409)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.24	(0.53)	(0.18)	(0.36)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.24	(0.53	(0.18)	(0.36)

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Balance Sheet (without Railroad)
- millions of dollars -

	September 30,	December 31,
	2004	2003

Current assets:
Cash and cash equivalents	48.175	71.030

Accounts receivable
Accounts receivable - Net	40.329	33.105

Other accounts receivable	76.244	44.649

Prepaid expenses and others current assets	8.054	6.592

Total current assets	172.802	155.376

Property, machinery and equipment - Net	77.693	76.358

Investment in GTFM	366.986	360.502

Other assets	37.543	35.618

Deferred taxes	83.354	67.201

Total assets	738.378	695.055

Current liabilities:
Bank loans and current maturities of long term liabilities	1.764	373.792

Suppliers	21.104	25.335

Other accounts payable and accrued expenses	88.532	118.350

Total current liabilities	111.400	517.477

Long–term liabilities:
Bank loans and other obligations	467.729	1.470

Other long-term liabilities	77.949	87.255

Total long–term liabilities	545.678	88.725

Total liabilities	657.078	606.202

Minority interest	38.396	35.665

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(60.497)	(50.213)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	42.904	53.188

Total liabilities and stockholders’ equity	738.378	695.055

* Prepared in accordance with International Financial Reporting Standards.

Grupo TMM, S.A. and subsidiaries
* Statement of Cash Flow (without Railroad)
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Cash flow from operation activities:
Net income (loss) for the period	11.520	(29.930)	(10.285)	(20.409)

Charges (credits) to income not affecting resources:
Depreciation & amortization	3.351	2.787	10.454	13.431

Interest in TFM	(8.373)	13.768	(7.011)	23.080

Minority interest	1.135	0.012	2.731	1.941

Deferred income taxes	(8.784)	(1.245)	(16.153)	(4.327)

Other non-cash items	0.416	5.663	0.860	(48.845)

Total non-cash items	(12.255)	20.985	(9.119)	(14.720)

Changes in assets & liabilities	6.355	(2.141)	1.278	(19.044)

Total adjustments	(5.900)	18.844	(7.841)	(33.764)

Net cash provided (used in) by operating activities	5.620	(11.086)	(18.126)	(54.173)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.662	6.791	1.352	6.929

Payments for purchases of assets	(1.995)	(0.479)	(8.393)	(3.681)

Sale of subsidiarie, net of cash sold		0.640		128.405

Dividends paid to minority partners		(8.000)		(8.000)

Net cash (used in) provided by investment activities	(1.333)	(1.048)	(7.041)	123.653

Cash flow provided by financing activities:

Short-term borrowings (net)		(1.391)	(0.300)	(18.090)

Principal payments under capital lease obligations	(0.024)	(0.396)	(0.069)	(0.811)

(Repurchase) sale of accounts receivable (net)	(4.998)	4.593	3.670	(32.719)

Repayment of long-term debt	(0.494)	(0.247)	(0.989)	(0.742)

(Paid) Proceeds from convertible notes				(13.295)

Net cash provided (used in) by financing activities	(5.516)	2.559	2.312	(65.657)

Net (decrease) increase in cash	(1.229)	(9.575)	(22.855)	3.823

Cash and cash equivalents at beginning of the period	49.404	45.005	71.030	31.607

Cash and cash equivalents at end of the period	48.175	35.430	48.175	35.430

* Prepared in accordance with International Financial Reporting Standards.

Note:In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Exhibit 99.2

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina	León Ortíz
Chief Financial Officer	Treasurer
011-525-55-447-5810	011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT
THIRD QUARTER AND NINE MONTHS 2004 RESULTS

(Mexico City, October 28, 2004) - Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) report financial results for the third-quarter and nine-month periods of 2004.

THIRD-QUARTER 2004 OPERATIONAL RESULTS
Consolidated net revenues for the three months ended September 30, 2004, were $174.5 million, which represents a decrease of $3.7 million or 2.1 percent from revenues of $178.2 million for the same period in 2003. The decrease is mainly attributable to the sale of 51 percent of the previous wholly-owned shares in Mexrail Inc. (Mexrail) to Kansas City Southern (KCS) during the month of August. Consequently one month of the quarter is consolidated, while the other two are reported under the equity method. The comparison of the quarter ended September 30, 2004, of TFM without Mexrail shows an increase in consolidated revenues of $4.3 million or 2.6 percent over the same period of 2003, from $ 164.6 million to $168.9 million. This improvement in revenues is due to increased volume of 15 percent in general cargo, driven by truck-to-rail conversion and recovery in the Agroindustrial and Metals and Minerals segments; partially offset by a decrease in volume in Automotive traffic; a 6.8 percent devaluation of the peso which translated into a $6.0 million deterioration of revenues; and by the cancellation during the 2003 third quarter of certain estimated rebates.

Consolidated operating profit for the third quarter of 2004 was $32.9 million, representing a decrease of $3.1 million from the third quarter of 2003. However, operating profit for the three months ended September 30, 2004, compared with the same period of 2003 without Mexrail consolidation shows a decrease of $5.4 million from $38.5 million to $33.1 million. The operating ratio (operating expenses as a percentage of revenues) for the third quarter of 2004 was 81.2 percent including Mexrail operations and 80.4 percent without Mexrail. Operating expenses, without Mexrail, in the third quarter of 2004 were impacted by an increase in fuel costs of $5.6 million, an increase of $3.8 million in purchased services and increased car hire and car lease expenses of $1.1 million as compared to the same quarter of 2003. Consolidated results include $5.6 million of operating expenses from Mexrail for the third quarter of 2004 and $15.6 million for the same period of 2003.

NINE-MONTH 2004 OPERATIONAL RESULTS
Consolidated net revenues for the nine months ended September 30, 2004, were $526.9 million, an increase of $3.5 million or 0.7 percent from the nine months ended September 30, 2003. These results include seven months of consolidated figures, while August and September are reported using the equity method as a consequence of the sale to KCS mentioned above. Revenues for the three consecutive quarters ended September 30, 2004, without Mexrail grew $10.5 million over the same period of 2003. During the first nine months of 2004, revenues were negatively impacted by approximately $7.3 million due to the downturn in the automotive and intermodal segments and by approximately $14.9 million due to depreciation of the peso. These negative effects were offset by an important conversion effort and the recovery of the chemical, petrochemical and steel industries, which along with the other segments, generated an increase in volume of 5.9 percent over the same period of 2003.

Operating profit for the nine months ended September 30, 2004, was $95.9 million, resulting in an operating ratio of 81.8 percent. The consolidated operating ratio without Mexrail was 79.7 percent. Operating results included the effect of greater revenues, fuel costs increases throughout 2004 of $10.8 million and higher insurance and casualty costs when compared with 2003 expenses.

FINANCIAL EXPENSES
Net financial expenses incurred in the nine months ended September 30, 2004, were $83.9 million, with $1.8 million of foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES
As of September 30, 2004, the accounts receivable balance increased to $194.3 million from $192.3 million at December 31, 2003.

TFM made capital expenditures of $9.3 million and $33.6 million during the third quarter and first nine months respectively of 2004, investing in the improvement of TFM and Mexrail lines.

As of September 30, 2004, TFM had an outstanding debt balance of $881.2 million, including $65.0 million of short-term and $816.2 million of long-term debt. This balance represents a decrease of $58.7 million when compared to December 31, 2003.

VAT LAWSUIT
On January 19, 2004, the Mexican Treasury delivered to TFM a VAT Certificate representing the historical claim amount of approximately $195 million as of that date, but excluding additional amounts due to TFM from the effect of inflation and interest accrued on the original claim amount. The Company immediately filed with the Fiscal Court an appeal requesting the inclusion of inflation and interest in the amount due. On January 20, 2004, the Mexican Fiscal Administration Service placed an attachment to the VAT Certificate, stating that the documents that support the value of the VAT Certificate did not comply with applicable tax requirements.

The Fiscal Court voted against TFM’s claim. The Company then filed in the Fourth Circuit Court an appeal to overrule the Fiscal Court decision consistent with previous high court rulings and is awaiting the high court’s ruling in this matter. Additionally, the Company has requested a total review of the action taken by the Fiscal Court by a federal judge of the Seventh District Court. The Company believes that TFM’s claim to have the VAT certificate updated for interest an inflation accruals will be upheld by Mexico’s legal system. Details on the VAT litigation can be found in previous Company fillings and quarterly reports.

GRUPO TFM PUT
As previously stated, Grupo TFM also asked for and received from a federal judge an injunction, which prevented the government from exercising its Put option. The ability of the Mexican government to exercise its Put option has been suspended indefinitely until the Put lawsuit is resolved.

Grupo TFM acknowledged its intention to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its intention to comply, once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM to determine the real value of the remaining shares.

SALE OF MEXRAIL
On August 16, 2004, TFM and KCS announced an agreement for TFM, to sell to KCS, Mexrail shares representing a 51 percent ownership of Mexrail for approximately $32.7 million. KCS will repay to TFM on or before January 1, 2005, certain advances from TFM in an amount of approximately $9 million.

The sale was made on terms substantially similar to those previously agreed to by the parties in April of 2003. The Mexrail shares were placed in a voting trust pending regulatory approval by the Surface Transportation Board (STB) of KCS’s common control of The Texas Mexican Railway Company, The Kansas City Southern Railroad Company, and the Gateway Eastern Railway Company. Under the agreement, KCS has an exclusive option to purchase the remaining 49 percent of Mexrail through October 31, 2005, and an absolute obligation to purchase those shares before October 31, 2005. KCS agrees to comply with all prior STB rulings concerning the international bridge between Laredo and Nuevo Laredo (the Bridge), and to operate the Bridge under the terms of the applicable bridge agreements and protocols.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words ”believe”, ”expect” and ”anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (”NAFTA”) on the level of U.S. -Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow ...

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended		Nine months ended
	September 30,		September30,
	2004	2003	2004	2003

Transportation revenues	174,492	178,247	526,915	523,365

Operating expenses	(119,912)	(120,457)	(365,073)	(358,803)
Depreciation & amortization	(21,709)	(21,808)	(65,893)	(64,660)

Total cost	(141,621)	(142,265)	(430,966)	(423,463)

Operating profit	32,871	35,982	95,949	99,902

Other expenses - net	(995)	(15,793)	(7,540)	(25,104)

Financial expenses - net	(28,162)	(27,785)	(83,929)	(83,403)
Exchange profit (loss) - net	2,336	(7,168)	(1,805)	(10,119)

Net comprehensive financing cost	(25,826)	(34,953)	(85,734)	(93,522)

Income (loss) before taxes and minority interest	6,050	(14,764)	2,675	(18,724)
Income tax and deferred income tax	15,395	(18,895)	15,538	(37,780)

Income (loss) before minority interest	21,445	(33,659)	18,213	(56,504)

Equity method in Mexrail Inc.	(762)		(762)

Minority interest	(4,266)	6,838	(3,705)	11,248

Net income (loss) for the period	$16,417	($26,821)	$13,746	($45,256)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balanced Sheet
( Amounts expressed in thousands of US dollars )
( Unaudited )

	September 30,	December 31,
	2004	2003
	(Unaudited)	(Audited)

Assets Current assets:
Cash and cash equivalents	$11,788	$3,597
Accounts receivable – Net	194,361	192,295
Materials and supplies	23,884	16,693
Other current assets	23,790	13,157

Total current assets	253,823	225,742
Concession, property and equipment – net	1,738,808	1,814,668
Other assets	6,202	2,857
Deferred income tax	102,545	78,845

Total assets	$2,101,378	$2,122,112

Liabilities and Stockholders’ equity Current liabilities:
Commercial paper and capital lease due within one year	64,969	193,154
Accounts payable and accrued expenses	195,583	167,609

Total current liabilities	260,552	360,763
Long–term debt and capital lease obligation	816,227	746,745
Other non – current liabilities	26,274	33,724

Total Long–term liabilities	842,501	780,469

Total liabilities	1,103,053	1,141,232

Minority interest	321,179	317,475

Stockholders’ equity:
Capital stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect and purchase of subsidiary shares	(33,562)	(33,562)
Retained earnings	108,604	94,863

Total stockholders’ equity	677,146	663,405

Total liabilities and stockholders’ equity	$2,101,378	$2,122,112

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flow
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Cash flow from operation activities:
Net income (loss) for the period	$16,417	($26,821)	$13,746	($45,256)

Adjustments to reconcile net income (loss) to net cash provides by (used in) operating activities:
Depreciation & amortization	21,709	21,808	65,893	64,660
Amortization of deferred financing costs	1,914	1,601	4,998	4,804
Other non cash items	(12,980)	13,219	(12,339)	29,498
Changes in working capital - net	14,700	(14,691)	3,428	18,949

Total adjustments	25,343	21,937	61,980	117,911

Net cash provided by (used in) operating activities	41,760	(4,884)	75,726	72,655

Cash flow from investing activities:
Proceeds from sale of Mexrail’s shares before taxes	27,147		27,147
Acquisitions of property and equipment – net	(9,336)	(17,028)	(33,615)	(51,003)
Sale of equipment	47	1,375	378	1,766

Net cash provided by (used in) investing activities	17,858	(15,653)	(6,090)	(49,237)

Cash flow from financing activities:
Proceeds payments of commercial paper – net		30,000	10,000	(27,000)
Proceeds payments of term loan–net	(52,846)	(18,287)	(71,129)	(18,287)
Principal payments under capital lease obligations	(262)		(316)

Net cash (used in) provided by financing activities	(53,108)	11,713	(61,445)	(45,287)

Increase (decrease) in cash and cash equivalents	6,510	(8,824)	8,191	(21,869)
Cash and cash equivalents Beginning of the period	5,278	17,204	3,597	30,249

End of the period	$11,788	$8,380	$11,788	$8,380

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Exhibit 99.3

Brief Description of Notices to CNBV and BMV of
Consolidated Financial Statements for the Third Quarter 2004

Required quartely financial information consists of (i) the consolidated financial information filed with CNBV, (ii) the non-consolidated financial information filed with the CNBV, (iii) the same required quartely financial information as in (i) and (ii) filed with the BMV. Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and lists of directors ans officers.